UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2006
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F ☑                     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐                     No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Change of Directorships
FORWARD LOOKING STATEMENTS
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
Change of Directorships

The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces that with effect from 7 December 2006 Mr. Liu Ji Yuan and Mr. Zhang Hainan resigned as the Non-Executive Director & Chairman and the Non-Executive Director & Deputy Chairman of the Company, respectively, for the reason of retirement. The Board would like to thank Mr. Liu Ji Yuan and Mr. Zhang Hainan and expresses its appreciation for their valuable contribution and service to the Company during their term of office.
They confirmed that there is no disagreement with the Board and there is no other matter that needs to be brought to the attention of the shareholders of the Company.
The Board also announces that with effect from 7 December 2006 Mr. Rui Xiaowu and Mr. Zhao Liqiang were appointed as the Non-Executive Director & Chairman and the Non-Executive Director of the Company, respectively.
Mr. Rui Xiaowu, aged 47, was appointed as the Non-Executive Director and Chairman of the Company on 7 December 2006.
Mr. Rui is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Chairman of the board of directors of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company.
Mr. Rui is a Master’s Postgraduate. He was accredited as a Research Fellow in 1999 and was awarded by the State Council of China as the Winner of “Government Special Allowance” in 1996. Currently, Mr. Rui is the General Manager of China Satellite Communications Corporation, the holding company of one of the shareholders of APT International, the substantial shareholder of the Company. In 1982 Mr. Rui graduated from the Science & Technology University for National Defense of China in Computer Software Major and had been studying Master’s Degree in Computer Aided Engineering at the 710 Research Institute of the former Ministry of Aerospace Industry of China during the period from 1982 to 1985, and participated works at the 710 Research Institute in the same year. Thereafter, he had been the Engineer, Division Director of the Business Marketing Division, Vice President, President of the 710 Research Institute; he had been the Business Assistant to General Manager and Director General of the Business Planning & Marketing Department, Business Assistant to General Manager and Director

General of the Marketing Department of China Aerospace Science & Technology Corporation since 2000; he had also been appointed as the Vice Chairman of Sino Satellite Communications Company Limited since 2001; he had been appointed as the Assistant to General Manager of China Aerospace Science & Technology Corporation since 2002; he had also been appointed as the Chairman of China Spacesat Company Limited (a corporation listed on the Shanghai Securities Exchange in China) during the period from 2002 to 2005; he had been appointed as the Chairman & President and Chairman of China Aerospace International Holdings Limited and CASIL Telecommunications Holdings Limited, respectively (both of them are corporations listed on the Stock Exchange of Hong Kong) during the period from 2002 to 2006; and he had been appointed as the Deputy General Manager of China Aerospace Science & Technology Corporation during the period from 2005 to 2006.
Mr. Zhao Liqiang, aged 45, was appointed as the Non-Executive Director of the Company on 7 December 2006.
Mr. Zhao is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Director of APT International, the substantial shareholder of the Company.
Mr. Zhao is a Research Fellow and currently is an Executive Director and President of China Aerospace International Holdings Limited, a corporation listed on the Stock Exchange of Hong Kong and such a corporation is the holding company of one of the shareholders of APT International, the substantial shareholder of the Company. Mr. Zhao graduated from Beijing Aviation College in 1984, and from China Academy of Launch Vehicle Technology (“CALT”) in 1987 with a master degree in Meter & Testing of Aerospace Vehicles. Mr. Zhao joined the 704 Research Institute of CALT and since 1987 held such posts there as Deputy Team Head of the Second Office, Deputy Officer of Research Centre of Tracking & Navigating Equipment, Vice President, President, President and Assistant to Chairman, and Vice Chairman; the General Manager of Beijing Satellite Technology & Navigation Limited; the Deputy General Manager of China Aerospace Times Electronics Corporation; as well as the Director & President of Long March Launch Vehicle Technology Company Limited (a corporation listed on the Shanghai Securities Exchange in China) during the period from 1999 to 2004.
Save as disclosed above, Mr. Rui and Mr. Zhao do not hold any other position with the Company and other members of the Company, nor have any directorship in other listed public companies in the last three years. They have no relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company and do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.
Mr. Rui and Mr. Zhao have not entered into any service contract with the Company, nor are appointed for specific term. Their emoluments in 2006 are yet to be determined but it will be determined in general meeting in accordance with the Bye-Laws of the Company with reference to the recommendation provided by the Company’s Remuneration Committee in accordance with its Terms of Reference to the Board. Pursuant to the Bye-Laws 86 and 87 of the Company, they shall hold office until the next following annual general meeting of the Company and shall then be eligible for election at that meeting. In addition, Mr. Rui will not retire from the office of Director by rotation, whilst holding the office of Chairman, while Mr. Zhao shall retire from the office of Director by rotation in accordance with the Bye-Laws of the Company.
Save as disclosed above, there is no other matter that needs to be brought to the attention of holders of securities of the Company, nor there is any information as required to be disclosed pursuant to paragraphs 13.51(2)(h) to 13.51(2)(v) of the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited.
The Company warmly welcomes Mr. Rui Xiaowu and Mr. Zhao Liqiang joining the Board.
By Order of the Board
Dr. Brian Lo
Company Secretary
Hong Kong, 7 December 2006
The Directors as at the date of this announcement are as follows:
Executive Directors:
Ni Yifeng and Tong Xudong
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Ho Siaw Hong, Zhao Liqiang, Tseng
Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
     Date: December 8, 2006.

APT Satellite Holdings Limited
By	/s/ Ni Yifeng
Ni Yifeng
Executive Director and President